Exhibit 77C. Matters submitted to a vote of security holders


A Special Meeting of Shareholders of Highland Floating Rate
Advantage Fund (the "Fund") was held on December 18, 2006.
The following proposal was submitted for a vote of the shareholders:

1. The approval of a new investment advisory agreement and increase in the advisory fee between the Fund and Highland
Capital Management, L.P.

A quorum of the shares outstanding was present, and the votes passed with a majority of those shares. The results were as follows:

NAME
New Investment Advisory Agreement
SHARES VOTED FOR
55,760,621
PERCENTAGE OF SHARES VOTED
67.14%
SHARES VOTED AGAINST
19,656,905
PERCENTAGE OF SHARES VOTED
23.67%
SHARES WITH AUTHORITY WITHHELD
7,635,376
PERCENTAGE OF SHARES VOTED
9.19%